[BLANK ROME LLP LETTERHEAD]

Phone:	(215) 569-5530
Fax:	(215) 832-5530
Email:	stokes@blankrome.com

January 20, 2011

BY EDGAR

Mr. Brick Barrientos
Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Hatteras Alternative Mutual Funds Trust (the “Trust”)
File Nos.:  811-21079

Dear Mr. Barrientos:

On behalf of the Trust, this letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by telephone on January 11, 2011 (the “Comments”), regarding the Trust’s Preliminary Proxy Statement filed on Schedule 14A on December 30, 2010 (the “Proxy Statement”), relating to its series: Alpha Hedged Strategies Fund (the “Fund”).  The Staff’s comments have been set forth in bold typeface below, each immediately followed by the Trust’s responses.

Transmitted herewith is a copy of the Fund’s definitive proxy statement on Schedule 14A, accompanied by the proxy card, for filing under the Investment Company Act of 1940, as amended.

1.	Conform the title of each proposal to that wording set forth for each in the Notice.

Response:  The wording of each proposal’s title has been revised to conform to the Notice.

2.	Disclose the Example calculations applicable to a Class C shareholder that redeems his or her shares.

Mr. Brick Barrientos
January 20, 2011

Response:  The deferred sales charge applicable to Class C shares upon redemption is only charged if such Class C shares are redeemed within one year of purchase.  So long as such shares are held for one year or more, no charge is applied at redemption.  Therefore, the Example calculations for a Class C shareholder who redeems his or her shares at the 1, 3, 5 or 10 year mark would be the same as those disclosed for a Class C shareholder who does not so redeem his or her shares.

3.	Please expand the explanation for why the changes are being proposed to the fees.

Response:  The Trust has added the following explanatory language in the “Background to the Proposals” section:

Management of the Adviser underwent a change of control in September of 2009, as approved by shareholders, and since that time, management had an opportunity to better understand the services required by the series of the Trust as compared to the series of the Underlying Funds Trust.  With the benefit of this experience over the past 16 months, the Adviser believes that a reallocation of the fees charged to Alpha, as compared to the series of the Underlying Funds Trust is proper in light of the services provided to each entity.  For example, under the current fee arrangements, Alpha shareholders do not pay any management fee directly to the Adviser, however, new management of the Adviser has found it necessary to dedicate significant resources to the determination and monitoring of the allocation of Alpha assets among the Underlying Funds Trust, which it considers an investment advisory service directly provided to Alpha.  Additionally, the Adviser has enhanced operational services that it provides to Alpha, including more detailed and frequent communications with shareholders through the Hatteras website and improved reporting to service providers regarding the Fund and its portfolio.

The Adviser further explained that the reallocation of the existing fees between the Alpha and Underlying Funds Trust would better enable the Adviser to pursue its plans to grow the Hatteras fund complex by offering additional investment products to shareholders and the marketplace generally, including additional series of the Trust and additional share classes of Alpha.  The Adviser expressed the importance of accurately reflecting the entity receiving services in its charging of fees before proceeding with its plans for growth of the Hatteras fund complex.

4.	Please expand the explanation for how the Adviser satisfied the Board’s considerations number 4, 5 and 6.

Mr. Brick Barrientos
January 20, 2011

Response:  The Trust has added the following explanatory language (underlined) to the disclosure regarding the Board’s considerations:

… (4) the favorable history, reputation, qualification and strong financial condition of the Adviser, as well as the qualifications of its personnel , noting in particular its complete satisfaction with the several representatives of the Adviser who had attended and contributed to Board meetings; (5) the consistent high quality of services provided to Alpha, as well as those provided to the Underlying Funds Trust, by the Adviser including the extensive and informative written materials evaluating and monitoring the Fund’s sub-advisors the Adviser has designed over the past year and begun providing to the Trustees at each of their regular meetings; and (6) the investment performance of Alpha since commencement of operations on an absolute basis and compared to funds that the Adviser has identified as comparable to Alpha because of their structure in that such funds take a “manager of managers” approach or because of such funds’ alternative approach to investing and low correlation to traditional asset classes.

*    *    *    *    *    *    *    *    *    *
In connection with this response to the Staff’s comments, the Trust, hereby states the following:

(1)           The Trust acknowledges that in connection with the comments made by the Staff regarding the Proxy Statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the reports;

(2)           The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)           The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

If you have any questions regarding the enclosed, please do not hesitate to contact me at (215) 569-5530 or Thomas R. Westle at (212) 885-5239.

Very truly yours,

/s/ Mary Stokes

Mary Stokes